Exhibit 99.3

1601 – 543 Granville Street, Vancouver, B.C. V6C 1X8

Trading Symbol: EZM – TSX

NEWS RELEASE

January 18, 2005	Release 01-05

EUROZINC ACQUIRES REMAINDER OF PRICE PARTICIPATION

RIGHTS ON NEVES-CORVO MINE

Vancouver, British Columbia: - EuroZinc Mining Corporation (“EuroZinc”) is pleased to announce the purchase of the rights to the remaining price participation payments on copper sales from the Neves-Corvo copper mine in Portugal. The rights, which were payable from  October 1, 2004 to June 17, 2008, were purchased from Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”) for US$26 million. This transaction, together with the purchase of Rio Tinto’s rights in late December, 2004 for US$22 million (See EuroZinc press release dated December 30, 2004), completes the acquisition of all of the price participation rights on copper sales at the mine. Under the terms of the agreements with both EDM and Rio Tinto, EuroZinc will now forego having to pay approximately US$12.5 million for price participation for the fourth quarter of 2004, which effectively reduces the total cost of the acquisition of the price participation rights from US$48 million to US$35.5 million.

Under the terms of the sale of Somincor (owner of the Neves-Corvo mine) to EuroZinc, price participation rights were granted to the vendors, Rio Tinto (49%) and EDM (51%). The agreement provided for the vendors to receive an additional price consideration that is calculated by multiplying half of the copper sold with the excess of the London Metal Exchange average spot price for copper, above US$0.90/lb for the first year and above US$0.95/lb for years two, three and four. The price participation rights were in effect from June 18, 2004, the date that the sale of Somincor closed.

In addition to acquiring the EDM price participation rights EuroZinc’s wholly owned subsidiary Somincor, has entered into a ten year exploration agreement with EDM and EuroZinc has entered into a five year technical assistance agreement with EDM.

The exploration agreement is in support of exploration activities around the existing mining concessions at the Neves Corvo copper mine, which totals 549 square kilometers. This land holding covers the largest exposure of favourable volcanic stratigraphy on the Iberian Pyrite Belt in Portugal. Somincor currently has an active exploration program underway and intends to expand on this program with the assistance of significant geological data made available through this agreement with EDM.  The company’s current exploration activities are focused on remodeling existing geological and geophysical data with recently developed three-dimensional inversion software. The software will be applied to seismic, gravity, magnetic and other geophysical data to enhance the geophysical anomalies to provide a higher level of definition for targets with greater potential for discovery. Once this phase of the exploration work is complete the company plans to drill the targets exhibiting the most promise. Drilling is expected to commence in the latter part of this year. Under the terms of the agreement, EDM has the right to exercise a 15% participating interest in any new deposit that reaches the pre-feasibility stage.

Under the terms of the technical assistance agreement, EDM will provide important consulting services to EuroZinc on technical matters pertaining to the environmental management of its properties. The EDM staff has a broad range of experience and expertise in the geological, civil and mining engineering disciplines and brings extensive knowledge and academic capability to assist EuroZinc.

The EDM and Rio Tinto transactions have been financed by a US$48 million loan facility with Bayerische Hypo-und Vereinsbank AG (HVB) that was arranged for the acquisition of the entire price participation rights. The Rio Tinto portion was drawn down on December 22, 2004 and the EDM portion will be drawn down on January 28, 2005. Three days later the loan will be reduced to US$35.5 million when Somincor pays US$12.5 million of the price participation payment for the fourth quarter of 2004. The loan is repayable through quarterly instalments, commencing January 31, 2005, that are equal to the price participation payments that would have been payable to the vendors. The term of the loan therefore depends on the future copper price and production, but will be a maximum of eighteen months. Based on current copper prices and budgeted production for 2005, the loan would be fully repaid by the third quarter of 2005. The rate of interest on the loan is LIBOR plus 3.5%, payable quarterly.

This short term increase in debt of US$35.5 million is offset by a permanent reduction in long term debt of $15 million through refinancing of the acquisition debt in December. Also, the EuroZinc share of earnings of Somincor will be higher than this $20.5 million net increase in debt, thereby improving the net debt to equity ratio.

C. K. Benner, Chief Executive Officer of EuroZinc said, “The completion of these important agreements has maximized our leverage to the price of copper and our financial position has improved. At the same time we have also significantly increased our exploration data base and added extensive engineering experience and expertise from which to draw from. Combined, these achievements will significantly increase the probability of enhancing the company’s resources in Portugal on the Iberian Pyrite Belt and improve the efficiency of our operations overall.”

EuroZinc is a mineral resource company engaged in the acquisition, exploration, development and mining of base metals.  The Company owns the Neves-Corvo copper mine in southern Portugal and the Aljustrel zinc mine located approximately 40 kilometres from the Neves-Corvo mine.

For further information please contact:

Colin K. Benner	Ron Ewing
Vice Chairman and CEO	Executive Vice President
(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.